UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

OptimizeRx Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

68401U105

(CUSIP Number)

Shad Stastney

Vicis Capital, LLC

445 Park Avenue, Suite 1043

New York, NY 10022

(212) 909-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 68401U105

1.	Names of Reporting Persons.

Vicis Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO — funds of its advisory client

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

	7.	Sole Voting Power

		896,340
NUMBER OF
SHARES	8.	Shared Voting Power
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	9.	Sole Dispositive Power
PERSON WITH
		896,340

	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

896,340

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐	☐

13.	Percent of Class Represented by Amount in Row (11)

6.3%

14.	Type of Reporting Person (See Instructions)

IA

CUSIP No. 68401U105

1.	Names of Reporting Persons.

SLS Holdings I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

	7.	Sole Voting Power

NUMBER OF		650,000
SHARES
BENEFICIALLY	8.	Shared Voting Power
OWNED BY
EACH		0
REPORTING
PERSON	9.	Sole Dispositive Power
WITH
		650,000

	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

650,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

4.6%

14.	Type of Reporting Person (See Instructions)

OO - limited liability company

Preliminary Note:

This Schedule 13D is being jointly filed by Vicis Capital, LLC (“Vicis”) and SLS Holdings I, LLC (“SLS I”). Messrs. Shadron Stastney, John Succo and Sky Lucas are each members of Vicis and SLS I. Because the same three individuals are members of both entities, Vicis and SLS I may be deemed to constitute a “group.” This filing does not constitute an admission that, by these actions, Vicis and SLS I constitute or have formed a “group” within the meaning of Regulation 13D under the Securities Exchange Act of 1934 (the “Exchange Act”).

Item 1. Security and Issuer

The securities to which this Schedule 13D (the “Schedule”) relates are shares of common stock, par value $0.001 per share (the “Common Stock”), of OptimizeRx Corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 407 6th Street, Rochester, MI, 48307.

Item 2. Identity and Background

(a)	The name of the Reporting Persons are Vicis and SLS I. Vicis Capital Master Fund (the “Fund”), for which Vicis acts as investment advisor, directly holds 896,340 of the shares reported on this Schedule. Vicis may be deemed to beneficially own such 896,340 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by the Fund to Vicis. SLS I directly holds 650,000 of the shares reported on this Schedule.

(b)	The address of Vicis is 445 Park Avenue, Suite 1043, New York, NY 10022. The address of SLS I is 445 Park Avenue, Suite 1043, New York, NY 10022.

(c)	Vicis is an investment adviser registered under the Investment Advisers Act of 1940, as amended, that provides investment advisory services to the Fund. SLS I is a limited liability company, the principal business of which is the ownership of the securities of the Issuer.

(d)	Neither Vicis nor SLS I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Neither Vicis nor SLS I has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Vicis Capital, LLC is a limited liability company organized under the laws of the state of Delaware. SLS Holdings I, LLC is a limited liability company organized under the laws of the state of Delaware.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each member of Vicis and each member of the Board of Directors of SLS I (the “Insiders”):

Members of Vicis Capital, LLC

Name	Occupation
Shad Stastney	Member and Chief Operating Officer
John Succo	Member and Chief Investment Officer
Sky Lucas	Member and Head of Global Convertible Arbitrage

Members of Board of Directors of SLS Holdings I, LLC

Name	Occupation
Shad Stastney	Member and Chief Operating Officer of Vicis Capital, LLC
John Succo	Member and Chief Investment Officer of Vicis Capital, LLC
Sky Lucas	Member and Head of Global Convertible Arbitrage of Vicis Capital, LLC

The business address of each of the Insiders is 445 Park Avenue, Suite 1043, New York, NY 10022. To Vicis’s and SLS I’s knowledge, respectively, each of the Insiders is a United States citizen, and none of the Insiders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Insider been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Fund holds: (i) 896,340 shares of Common Stock; (ii) 35 shares of the Issuer’s Series A Convertible Preferred Stock (the “Series A Preferred Stock”); (iii) a warrant to purchase 6,000,000 shares of Common Stock (the “Series A Warrant”); (iv) 30 shares of the Issuer’s Series B Convertible Preferred Stock (the “Series B Preferred Stock” and together with the Series A Preferred Stock, the “Preferred Stock”); and (v) warrants to purchase 4,000,000 shares of Common Stock (each a “Series B Warrant” and each Series B Warrant together with the Series A Warrant, the “Warrants”).

The terms of the Series A Preferred Stock and Series B Preferred Stock Certificates of Designations and of each of the Warrants contain conversion caps that prevent the Fund from exercising or converting, as the case may be, an amount of such Series A Preferred Stock, Series B Preferred Stock, or Warrant to the extent that the Fund would beneficially own greater than 4.9% of the outstanding Common Stock. As a result of such conversion caps, no shares of Common Stock underlying the Series A Preferred Stock, the Series B Preferred Stock, or any of the Warrants is included in the shares reported by Vicis on this Schedule. As a result, Vicis may be deemed to beneficially own 896,340 shares of Common Stock.

Each share of the Series A Preferred Stock and of the Series B Preferred Stock is convertible, subject to adjustment, into such number of shares of Common Stock equal to the stated value of such share divided by the conversion price of such share, such that 3,500,000 shares of Common Stock underlie the Series A Preferred Stock owned by Vicis (subject to the limitations imposed by the applicable conversion cap) and 4,000,000 shares of Common Stock underlie the Series B Preferred Stock owned by Vicis (subject to the limitations imposed by the applicable conversion cap).

On January 10, 2013, the Fund granted to the Issuer an option (the “Option”) to redeem all of the Issuer’s securities currently owned by the Fund at any time on or prior to December 31, 2013, for an exercise price of $9,000,000. The Option also provides the Issuer certain rights of first refusal to purchase such securities of the Fund in the event that the Fund has received an offer for and intends to sell all or a portion of such securities to a third party.

On September 21, 2010, SLS I acquired from a private party: (i) 400,000 shares of Common Stock and (ii) a purchase right option to acquire up to 250,000 shares of Common Stock from such party at any time on or before September 21, 2013, for aggregate consideration of $500,000. As a result, SLS I may be deemed to beneficially own 650,000 shares of Common Stock.

Item 4. Purpose of Transaction.

Vicis, on behalf of the Fund, acquired the securities of the Issuer described in this Schedule as held by the Fund and granted the Option for investment purposes in the ordinary course of its business pursuant to specified investment objectives of the Fund. SLS I acquired the securities of the Issuer described in this Schedule as held by SLS I for investment purposes.

On July 28, 2010, Mr. Shad Stastney was appointed to the Issuer's board of directors pursuant to the board election rights granted to the holders of the Issuer’s Series B Preferred Stock (which right provides that so long as any shares of Series B Preferred Stock are outstanding, the holders of the outstanding shares of Series B Preferred Stock shall, voting together as a separate class, be entitled to elect the number of directors on the Issuer’s board of directors that is determined using the following formula, rounded up: X = D x ((B + C) / O), where X equals the number of Series B Preferred Stock directors, rounded up or down to the nearest whole number; D equals the then-current total number of directors of the Issuer; B equals the then-current total number of shares of Common Stock underlying all of the outstanding shares of Series B Preferred Stock, C equals the then-current total number of shares of Common Stock held by all holders of Series B Preferred Stock, and O equals the then-current total number of shares of the Issuer’s Common Stock issued and outstanding). Mr. Stastney is the Chief Operating Officer and Head of Research for Vicis Capital, LLC, a company he jointly founded in 2004, and a member of SLS I. Mr. Stastney also jointly founded Victus Capital Management LLC in 2001. From 1998 through 2001, Mr. Stastney worked with the corporate equity derivatives origination group of Credit Suisse First Boston, eventually becoming a Director and Head of the Hedging and Monetization Group, a joint venture between derivatives and equity capital markets. In 1997, he joined Credit Suisse First Boston’s then-combined convertible/equity derivative origination desk. From 1994 to 1997, he was an associate at the law firm of Cravath, Swaine and Moore in New York, in their tax and corporate groups, focusing on derivatives. He graduated from the University of North Dakota in 1990 with a B.A. in Political Theory and History, and from the Yale Law School in 1994 with a J.D. degree focusing on corporate and tax law. Mr. Stastney is currently a director of several public companies.

On January 14, 2013, Mr. Stastney was appointed as Chairman and Chief Executive Officer of the Issuer by its Board of Directors. In conjunction with his appointment, he entered into an employment agreement with the Issuer pursuant to which he will be employed for a period of 12 months. In consideration for his services, he will receive a base salary of $175,000 and an option to acquire two million shares of the Issuer’s Common Stock at an exercise price per share of $1.00 and with a term of 5 years, is eligible to participate in any Board-established employee-benefit plans of the Issuer, and has agreed to certain customary confidentiality, non-compete, and non-solicitation agreement provisions. Payment of this base salary is deferred until, and the date on which this option becomes exercisable is, the later of (i) January 1, 2014, and (ii) the date on which the Issuer’s securities held by the Fund have been redeemed in full.

Each Reporting Person and its representatives, and representatives of the Fund, have had discussions with senior management of the Issuer and expect in the future to have such discussions, through Mr. Stastney or otherwise, concerning ways in which the Issuer could maximize shareholder value.

Each Reporting Person and its representatives, and representatives of the Fund, expect that Mr. Stastney, in his role as Chairman and Chief Executive Officer of the Issuer, will work with the Issuer’s Board and senior management to explore implementing a variety of measures on behalf of the Issuer that seek to grow the Issuer, including through opportunistic merger and acquisition and joint venture activity. The Reporting Persons expect that such growth will maximize value for all shareholders while facilitating the exercise of the Option by the Issuer.

Except as set forth in this Item 4 or in Item 3 hereto, neither of the Reporting Persons has any present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. Each Reporting Person will continue to review this position based upon further developments. Furthermore, each Reporting Person anticipates that any measure implemented by the Issuer relating to any such clause, to the extent such measure may be attributable to Mr. Stastney, will be so attributable to him in his role as Chairman and Chief Executive Officer of the Issuer rather than in his role with either of the Reporting Persons.

As permitted by law, each Reporting Person may purchase additional shares of Common Stock or other securities convertible, exchangeable or exercisable into Common Stock or dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of the Issuer and upon other developments, including general economic and stock market conditions.

Item 5. Interest in Securities of the Issuer

(a)	The Fund, for which Vicis Capital, LLC acts as investment advisor, directly holds 896,340 of the shares reported on this Schedule. Vicis Capital, LLC may be deemed to beneficially own such 896,340 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by Vicis Capital Master Fund to Vicis Capital, LLC. The voting and dispositive power granted to Vicis Capital, LLC by Vicis Capital Master Fund may be revoked at any time. Vicis disclaims beneficial ownership of any shares reported on this Schedule. The foregoing 896,340 shares of Common Stock represent approximately 6.3% of the Issuer’s outstanding Common Stock (based upon 14,232,496 shares of Common Stock outstanding at September 30, 2012, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 14, 2012).

SLS I directly holds 650,000 of the shares reported on this Schedule. The foregoing 650,000 shares of Common Stock represent approximately 4.6% of the Issuer’s outstanding Common Stock (based upon 14,232,496 shares of Common Stock outstanding at September 30, 2012, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 14, 2012, and 250,000 shares of Common Stock underlying the purchase right option owned by SLS I). SLS I disclaims beneficial ownership of any shares held by the Fund reported on this Schedule.

(b)	For information on voting and dispositive power with respect to the above listed shares, see Items 7-10 of the Cover Pages.

(c)	Except as disclosed in Item 3 of this Schedule, the Reporting Persons have not effected any transaction in the Common Stock in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
Exhibit A	Joint Filing Agreement, dated January 20, 2012, between Vicis Capital, LLC and SLS Holdings I, LLC (incorporated herein by reference to Exhibit A to Schedule 13D filed by the Reporting Persons with respect to OptimizeRx Corporation on January 24, 2012)
Exhibit B	Securities Redemption Option Agreement by and between OptimizeRx Corporation and Vicis Capital Master Fund dated January 10, 2013 (incorporated herein by reference to Exhibit 10.1 to Form 8-K filed by OptimizeRx Corporation on January 11, 2013)
Exhibit C	Employment Agreement by and between OptimizeRx Corporation and Shad Stastney dated January 14, 2013

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VICIS CAPITAL, LLC

January 17, 2013
Date

By:	/s/ Andrew Comito
Name: Andrew Comito
Title: Compliance Officer*

* Executed pursuant to the authorization of the members of Vicis Capital, LLC attached as Attachment A to the Schedule 13D/A previously filed with the SEC by Vicis Capital, LLC with respect to The Amacore Group, Inc. on October 1, 2009.

SLS HOLDINGS I, LLC

January 17, 2013
Date

By:	/s/ Andrew Comito
Name: Andrew Comito
Title: Authorized Representative*

* Executed pursuant to the authorization of the members of SLS Holdings I, LLC attached as Exhibit B to the Schedule 13D/A previously filed with the SEC by SLS Holdings I, LLC with respect to the Issuer on January 24, 2012.